   As filed with the Securities and Exchange Commission on February 22, 2002
                                                    Registration No. 333-

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                               -----------------

                                SONOSITE, INC.
            (Exact name of registrant as specified in its charter)

                     Washington                            91-1405022
           (State or other jurisdiction of              (I.R.S. Employer
           incorporation or organization)            Identification Number)

                              21919 30th Drive SE
                        Bothell, Washington 98021-3904
                                (425) 951-1200
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               -----------------

                               KEVIN M. GOODWIN
                     President and Chief Executive Officer
                                SonoSite, Inc.
                              21919 30th Drive SE
                        Bothell, Washington 98021-3904
                                (425) 951-1200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -----------------

                                  Copies to:

           STEPHEN M. GRAHAM                       DONALD J. MURRAY
  Orrick, Herrington & Sutcliffe LLP             Dewey Ballantine LLP
     719 Second Avenue, Suite 900             1301 Avenue of the Americas
       Seattle, Washington 98104               New York, New York 10019
            (206) 839-4300                          (212) 259-8000

                               -----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]__________

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               -----------------

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
                                                         Proposed Maximum  Proposed Maximum
        Title of Each Class of             Amount to      Offering Price  Aggregate Offering    Amount of
      Securities to be Registered        Be Registered     Per Share(1)        Price(1)      Registration Fee
-------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share 3,105,000 shares      $23.09         $71,694,450          $6,596

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the high and low sales prices of the registrant's common stock on February 20, 2002.

                               -----------------

The registrant hereby undertakes to amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

================================================================================

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.


 PRELIMINARY PROSPECTUS      Subject to completion           February 22, 2002
 -----------------------------------------------------------------------------

2,700,000 Shares

[LOGO] SONOSITE, INC.

Common Stock

--------------------------------------------------------------------------------

We are selling all of the 2,700,000 shares of common stock offered by this prospectus.

Our common stock is quoted on the Nasdaq National Market under the symbol "SONO." On February 21, 2002, the last reported sales price of our common stock on the Nasdaq National Market was $22.95 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares you should read the discussion of material risks of investing in our common stock in "Risk factors" beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                                                 Per share Total
--------------------------------------------------------------------------------
Public offering price                                            $         $
--------------------------------------------------------------------------------
Underwriting discounts and commissions                           $         $
--------------------------------------------------------------------------------
Proceeds, before expenses, to us                                 $         $
--------------------------------------------------------------------------------

The underwriters may also purchase up to an additional 405,000 shares of our common stock at the public offering price, less the underwriting discount to cover over-allotments, if any, within 30 days of the date of this prospectus.

The underwriters are offering the common stock as set forth under
"Underwriting." Delivery of the shares will be made on or about       , 2002.

              UBS Warburg               Deutsche Banc Alex. Brown

--------------------------------------------------------------------------------


You should rely only on the information provided in this prospectus, including information incorporated by reference. We have not authorized anyone to give you different information or representations. You should not assume that the information in this prospectus is accurate as of any date after the date of this prospectus. This prospectus is an offer to sell, and a solicitation of offers to buy, the shares offered by this prospectus only in jurisdictions where such offers and sales are permitted.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

Prospectus summary..................  1    Dilution............................. 21

Risk factors........................  6    Underwriting......................... 22

Forward-looking statements.......... 18    Where you can find more information.. 24

Use of proceeds..................... 18    Incorporation of certain documents by 24
                                             reference..........................
Capitalization...................... 19                                          25
                                           Legal matters........................
Market price of common stock........ 20                                          25
                                           Experts..............................

SonoSite(R) is the registered trademark of SonoSite, Inc. The stylized SonoSite logo, SonoHeart ELITE(TM) and SonoSite 180PLUS(TM) are trademarks of SonoSite, Inc. This prospectus also contains or incorporates by reference trademarks and service marks of other companies.

Prospectus summary

This summary highlights selected information appearing elsewhere in this prospectus and may not contain all of the information that is important to you. This prospectus includes information about the shares we are offering, as well as information regarding our business and detailed financial data. We encourage you to read this prospectus in its entirety, including the documents incorporated by reference. As used in this prospectus, unless otherwise specified or the context requires otherwise, the terms "SonoSite," "we," "our," and "us" refer to SonoSite, Inc.

BUSINESS OVERVIEW

We are a leading provider of high performance, highly miniaturized, hand-carried, all-digital ultrasound imaging devices for use in a variety of clinical applications and settings. Our proprietary technologies have enabled us to design hand-carried diagnostic ultrasound devices that combine all-digital, high resolution imaging with advanced features and capabilities traditionally found on cart-based ultrasound systems. We believe that the portability, high quality and cost effectiveness of our products are expanding existing markets and will create new markets for ultrasound imaging by:

.. bringing ultrasound out of the imaging center to the patient's bedside or the physician's examining table; and

.. enabling physicians to conduct an "imaging physical" by incorporating ultrasound imaging into routine physical examinations.

The size and complexity of traditional ultrasound systems typically compel physicians to refer patients to a highly trained sonographer employed by an imaging center, such as a hospital's radiology department. By providing ultrasound at the primary point of care, our hand-carried, easy-to-use devices can eliminate delays associated with the referral process and enable physicians to use ultrasound more frequently and in a wider variety of clinical settings. This increased accessability creates the potential for enhanced patient care through earlier diagnosis of diseases and conditions.

We currently focus on six key market segments: radiology, obstetrics and gynecology, cardiology, emergency medicine, surgery and vascular medicine. Our current products include the SonoSite 180PLUS, for general ultrasound imaging, and the SonoHeart ELITE, specifically configured for cardiovascular applications. These products are used together with any of our five interchangeable handheld components, or transducers, that are designed for specific clinical applications. This interchangeability allows our customers to purchase a single hand-carried ultrasound device for multiple applications.

OUR INDUSTRY

Ultrasound uses low power, high frequency sound waves to provide noninvasive, real-time images of the body's soft tissue, organs and blood flow. Ultrasound can be cost effective by eliminating the need for more invasive and expensive procedures and allowing for earlier diagnosis of diseases and conditions. In addition to radiology, obstetrics and gynecology and cardiology, practitioners increasingly use ultrasound imaging in emergency medicine, surgery and vascular medicine. According to Klein Biomedical Consultants, Inc., the worldwide market for ultrasound imaging devices was approximately $3.1 billion in the year 2000. We believe that our products compete in market segments representing approximately 22% of this market. In addition, we believe that the expansion of this market to new users and new applications, enabled by the capabilities of our hand-carried ultrasound devices, will lead to substantial additional demand for our products.

In recent years, technological advances have greatly improved the image quality of ultrasound systems and substantially increased their diagnostic utility, encouraging growth in ultrasound procedure volume. Prior to our products' availability, however, high quality images could be produced only by highly trained sonographers using traditional cart-based ultrasound imaging devices weighing up to 300 pounds and costing in excess of $100,000.

OUR PRODUCTS

Our products feature high quality, all-digital ultrasound imaging in an easy to use, hand-carried device. Our proprietary technologies have enabled us to substantially reduce the overall size and cost of our ultrasound devices while maintaining high image quality and performance. Our current ultrasound devices are the SonoSite 180PLUS and SonoHeart ELITE. These products include the following key features:

..  all-digital, high resolution ultrasound imaging;

..  highly portable design, weighing under six pounds;

..  battery or AC power;

.. two-dimensional and M-mode imaging, enabling visualization of anatomical structures and their movement within the body;

.. pulsed wave, or PW, Doppler technology, providing quantitative assessment of the velocity of blood flow;

.. color power Doppler and directional color power Doppler, allowing two-dimensional visualization of blood flow patterns;

.. tissue harmonic imaging, a signal processing technique providing enhanced image quality by using high frequency information to enhance image resolution; and

.. basic echocardiogram, or ECG, capability, enabling visualization of the basic relationships between cardiac motion and cardiac electrical activity.

The SonoHeart ELITE, introduced in February 2002, also offers continuous wave Doppler technology, providing a quantitative assessment of blood flow moving at speeds higher than PW Doppler is capable of assessing.

We also manufacture and sell five types of transducers to customize our products for use in specific clinical applications.

OUR STRATEGY

Our goal is to lead in the design, development and commercialization of high performance, highly miniaturized, hand-carried, all-digital ultrasound imaging devices. Our strategy to reach that goal consists of the following key elements:

.. Maximize productivity of our US sales force. We currently employ 51 direct sales representatives in the United States. We also employ several clinical application specialists who, by assuming responsibility for product installation and training, have enabled our sales representatives to improve their efficiency. To further enhance the productivity of our sales force, we intend to:

 . increase our investment in training, educating and mentoring our sales force;

 .  expand our clinical application specialist staff;

 .  initiate team selling for key corporate accounts; and

 .  organize our sales force by clinical markets and geographic regions.

.. Raise market awareness of the SonoSite platform and brand name. We believe the opportunity exists to build the SonoSite name into a global brand synonymous with high performance, highly miniaturized, hand-carried, all-digital ultrasound imaging. Although we have sold over 6,000 units to date, our products are relative newcomers to the ultrasound market, the first having been introduced in September 1999. To raise market awareness of our brand and our technology, we intend to:

 .  increase our marketing efforts to traditional users of ultrasound;

 . market to potential new users by promoting innovative uses and clinical applications of ultrasound;

 .  increase our direct advertising to physicians and internists; and

 .  promote education and participate in trade shows.

.. Maintain product and technology leadership. We believe our products represent the most advanced technology in high performance, highly miniaturized, hand-carried, all-digital ultrasound devices. We are committed to maintaining this technological advantage by continuing to enhance our existing products and to create new ones. We employ over 50 people in research and development dedicated to creating the next generation of SonoSite products. We plan to introduce a new product line in the second half of 2002 that we believe has the potential to significantly expand our user base.

.. Increase our direct sales force in key European markets. We have transitioned from a third-party distribution model to a direct sales force in key European markets. We recently launched direct sales operations in the United Kingdom, France and Germany and will soon expand to Spain. We now have 12 direct sales representatives in Europe, and we intend to significantly expand this team over the next 24 months.

.. Expand into new ultrasound markets. We believe that the portability, high quality and cost effectiveness of our products will result in the creation of new markets for us. We are bringing ultrasound out of the imaging center directly to the patient at the primary point of care, such as the emergency room, the physician's office and other nontraditional ultrasound settings. We anticipate the development of an "imaging physical" - the use of ultrasound imaging in routine physical examinations. We believe that these new users and new applications of ultrasound offer us a significant potential for growth.

We were formerly the handheld ultrasound device division of ATL Ultrasound, Inc., or ATL. On April 6, 1998, we were spun off as an independent, publicly-owned Washington corporation to further the development and commercialization of high performance, highly miniaturized, hand-carried, all-digital ultrasound imaging devices. ATL retained no ownership in us following the spin-off. Under an agreement with ATL, we hold a five-year exclusive license to use any ATL ultrasound technology existing at the time of the spin-off, or created by ATL during the three years following the spin-off, in ultrasound devices weighing 15 pounds or less. On April 6, 2003, this license becomes nonexclusive and, except for ATL patented technology or registered software, will extend to use in ultrasound devices weighing more than 15 pounds. We sold our first products in September 1999 and have sold over 6,000 units to date. For the year ended December 31, 2001, we had revenue of $45.7 million.

                               -----------------

We were originally incorporated in the state of Washington in 1986 as a subsidiary of ATL. Our executive offices are located at 21919 30th Drive SE, Bothell, Washington 98021-3904, and our telephone number is (425) 951-1200.

The offering

Common stock offered by us............... 2,700,000 shares

Common stock to be outstanding after this
  offering............................... 14,072,178 shares

Use of proceeds.......................... Working capital and general corporate purposes, potentially including increased funding of sales
                                          and marketing activities, acceleration of our
                                          product development efforts, protection of our
                                          intellectual property, expansion of our
                                          manufacturing capacity as well the possible
                                          acquisition of complementary technologies and
                                          businesses.

Nasdaq National Market symbol............ SONO

Unless we specifically state otherwise, the information in this prospectus assumes that the underwriters do not exercise their option to purchase up to 405,000 shares of common stock to cover over-allotments.

The number of shares of common stock outstanding after this offering is based on shares outstanding as of February 21, 2002, and excludes:

.. 2,676,579 shares of common stock issuable upon exercise of options outstanding as of February 21, 2002 at a weighted average exercise price of $14.73 per share, of which options to purchase 1,052,523 shares were exercisable; and

.. 305,262 shares available for future grant under our equity incentive plans as of February 21, 2002.

Summary consolidated financial data

The as adjusted balance sheet data gives effect to the sale of 2,700,000 shares of our common stock in this offering at an assumed price of $22.95 per share, after deducting the underwriting discount and estimated offering expenses. The following data should be read together with the consolidated financial statements, the related notes and other financial information included in this prospectus and incorporated into this prospectus by reference.

                                                                       Year ended December 31,
                                                                ------------------------------------
Statement of operations data                                           1999          2000       2001
----------------------------------------------------------------------------------------------------
                                                                (in thousands, except per share data
Sales revenue.................................................. $ 10,185      $ 32,037    $ 45,695
Cost of sales revenue..........................................    6,498        18,649      21,861
                                                                --------      --------    --------
Gross margin on sales revenue..................................    3,687        13,388      23,834

Grant revenue..................................................      125            --          --

Operating expenses:
   Research and development....................................   14,533        11,835      12,715
   Sales and marketing.........................................    9,767        17,371      22,312
   General and administrative..................................    2,637         4,647       5,198
                                                                --------      --------    --------
Total operating expenses.......................................   26,937        33,853      40,225

Total other income (loss)......................................    1,513         1,493         (18)
                                                                --------      --------    --------

Net loss....................................................... $(21,612)     $(18,972)   $(16,409)
                                                                ========      ========    ========

Basic and diluted net loss per share........................... $  (3.08)     $  (2.01)   $  (1.59)
                                                                ========      ========    ========

Weighted average shares of common stock used in computing basic
  and diluted net loss per share...............................    7,025         9,418      10,300
                                                                ========      ========    ========

                                                      As of December 31, 2001
                                                      -----------------------
    Balance sheet data                                   Actual   As adjusted
    -------------------------------------------------------------------------
                                                          (in thousands)
    Cash, cash equivalents and short-term investments $ 33,116    $ 90,873
    Working capital..................................   49,326     107,083
    Total assets.....................................   63,178     120,935
    Long-term obligations, less current portion......      185         185
    Accumulated deficit..............................  (77,901)    (77,901)
    Shareholders' equity.............................   55,683     113,440

--------------------------------------------------------------------------------


Risk factors

Investing in our common stock involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks actually occur, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

If our products do not gain market acceptance, we will fail to generate sufficient revenue to maintain our business.

The market for hand-carried, high performance ultrasound devices is new and largely undeveloped. Our products represent a new technological alternative to traditional ultrasound examinations. We seek to sell our products to current users of ultrasound, as well as to physicians and other healthcare providers who do not currently use ultrasound, and our success will depend on the acceptance of our products by the medical community, patients and third-party payors as medically useful, safe and cost-effective. Competing hand-carried or traditional cart-based ultrasound devices may be more cost-effective than our products. Physicians and other healthcare providers may adopt our products at a slow rate, if at all. If the market fails to accept our products, we will be unable to generate sufficient sales revenue to maintain our business.

If we are unable to compete effectively, we will fail to generate sufficient revenue to maintain our business.

We currently face competition from companies that manufacture cart-based and portable ultrasound devices. The dominant competitors in this industry are GE Medical Systems, a unit of General Electric Company, Siemens AG and Philips Medical Systems, a unit of Koninklijke Philips Electronics, N.V. that recently purchased two other competitors, Agilent Healthcare Solutions Group and ATL, our former parent company. These competitors are very large, global organizations and have the following advantages over us:

..  greater financial and infrastructure resources;

..  larger research and development staffs;

..  greater experience in product manufacturing, marketing and distribution;

..  greater brand name recognition; and

..  long-standing relationships with many of our potential customers.

These manufacturers of cart-based and portable ultrasound devices could use their greater resources to increase and withstand competition through various means, including price and payment terms, product quality, market penetration, employee compensation, hospital systems integration and complementary services such as warranty protection, maintenance and product training. Existing product supply relationships between these companies and our potential customers could discourage widespread adoption of our products due to brand loyalty or preferred customer discounts. Competition from these companies could result in higher turnover of our employees. If we are unable to respond to competitive pressures from the cart-based and portable ultrasound markets, we could experience delayed or reduced market acceptance of our products, higher expenses and lower sales revenue.

--------------------------------------------------------------------------------
6

Risk factors
--------------------------------------------------------------------------------


In addition, as the market for hand-carried, high performance ultrasound devices develops, we expect competition to increase as potential and existing competitors enter the hand-carried market or modify their existing products to more closely approximate the combined portability, quality, performance and cost or our products. Our current competitors in the hand-carried market include GE Medical Systems, Agilent/Philips Medical Systems, Biosound Easaote, Inc., Medison America Inc., a subsidiary of Medison Company, Ltd., and Terason, a division of TeraTech Corporation. Other potential entrants to the hand-carried market include Novasonics, Inc. These competitors may develop highly portable or hand-carried ultrasound devices that offer the same or greater reliability and quality, perform greater or more useful functions, or are more cost-effective than our products. If we are unable to compete effectively with new entrants to the hand-carried, high performance ultrasound market, we will be unable to generate sufficient sales revenue to maintain our business.

If our competitors develop and market medical imaging devices that render our products obsolete or noncompetitive, we will be unable to compete.

The life cycles of our products are difficult to estimate. Our products could become obsolete or unmarketable if:

..  our competitors introduce ultrasound devices that are superior to ours;

..  other products using new technologies emerge; or

..  industry standards exceed our products' capabilities.

If we fail to enhance our existing products or develop and market new products, our products will become obsolete and we will be unable to compete.

Our single technological platform renders us less able to withstand adverse changes in the market.

Although we market our products for use in a variety of clinical applications and settings, we have only a single technological platform upon which all our ultrasound devices are based. Any attempt to design a new platform for ultrasound imaging will require substantial amounts of time and money, and may not be successful. If our platform becomes obsolete, unmarketable or unaccepted by the market for any reason, and we are unable or slow to develop a new platform to replace it, we will be unable to generate sufficient sales revenue to maintain our business.

If traditional providers of ultrasound examinations discourage potential new users from adopting our products, we could experience limited demand for our products.

In traditional ultrasound practice, physicians and other healthcare providers typically refer patients to centralized locations where radiologists and other specialized personnel provide ultrasound examinations. Although our products are currently used by radiologists, our products also enable the delivery of ultrasound examinations at the primary point of care by the examining physician or healthcare provider. Radiologists and other ultrasound specialists have a professional and financial interest in maintaining traditional ultrasound practice. If these traditional providers of ultrasound examinations discourage other healthcare providers from adopting our products, we could experience limited demand for our products.

If the training and education necessary to conduct ultrasound examinations discourage new users from adopting our products, we could experience limited demand for our products.

We seek to sell our products to customers already experienced in ultrasound procedures, as well as to physicians and other healthcare providers who do not currently use ultrasound imaging devices or administer ultrasound examinations. Any new users of ultrasound will require training and education to

--------------------------------------------------------------------------------
                                                                             7

Risk factors
--------------------------------------------------------------------------------

properly administer ultrasound examinations. If these potential customers are unable or unwilling to be trained due to cost, time constraints, unavailability of courses or other reasons, we could experience limited demand for our products.

If our suppliers, including our single-source suppliers, fail to supply us with the components that we need to manufacture our products on a timely basis, we could experience production delays, cost increases and lost sales.

We depend on suppliers, including some single-source suppliers, to provide highly specialized parts, such as custom-designed integrated circuits, cable assemblies and transducer components. We also depend on single-source suppliers to provide other components, such as image displays, batteries, capacitors and cables. We do not maintain significant inventories of components, and may experience an interruption of supply if a supplier is unable or unwilling to meet our time, quantity and quality requirements. There are relatively few alternative sources of supply for some of these components. An increase in demand for some parts by other companies could also interrupt our supply of components. We have in the past experienced supply problems in timeliness and quality, but to date these problems have not resulted in lost sales or lower demand. Nevertheless, if we experience an interruption of supply or are required to switch suppliers, the manufacture and delivery of our products could be interrupted, our manufacturing costs could substantially increase and we could lose substantial amounts of product sales.

If we or our suppliers fail to comply with regulations governing our manufacturing practices, we could experience production delays, cost increases and lost sales.

The US Food and Drug Administration, or FDA, requires us and our key suppliers to demonstrate and maintain compliance with the FDA's Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labelling, packaging and shipping of our products. The FDA enforces the QSR through periodic, unannounced inspections. We or any of our key component suppliers may fail to comply with regulatory requirements. Failure to take corrective action in response to a QSR inspection could force a shut-down of our manufacturing operations and a recall of, or field action relating to, our products. Such failure may prevent us from meeting production schedules, minimizing manufacturing costs, maintaining quality requirements or completing product sales.

For example, the FDA inspected our manufacturing facility in August 2001. In addition, the British Standards Institution performed a management systems assessment of our manufacturing processes in May 2000, February 2001 and June 2001. These inspections resulted in observations to which we submitted responses, and we believe these responses have been accepted by those agencies. Also, in August 2001 the FDA classified as a class II field action a May 2000 software upgrade we issued to correct an error in an algorithm contained in one of our products. If our appeal of this classification is unsuccessful, we will be required to take additional steps to ensure that all affected purchasers receive the upgrade. If required to take action, we do not believe the associated costs will be significant. Although to date these actions by regulatory bodies have not required us to incur substantial costs or delay product shipments, we expect to experience further inspections and incur additional costs as a result of government regulation.

Our limited manufacturing experience and the complexity of our products may impair our ability to respond effectively to manufacturing problems, manage our inventory and avoid excessive warranty costs.

Prior to the fourth quarter of 2000, we had outsourced the manufacture of our products to ATL. In the fourth quarter of 2000, we transitioned product manufacturing to our own facility under the control of

--------------------------------------------------------------------------------
8

Risk factors
--------------------------------------------------------------------------------

our employees. In order to make this transition, we built a series of manufacturing lines and developed our own manufacturing processes and procedures. We have limited experience in managing manufacturing problems and risks, such as line shutdowns, product procurement issues, regulatory compliance, rework, quality system issues or yield issues. We manufacture our products and determine product mix based on forecasts of sales in future periods. Incorrect forecasts and long order lead-times could lead to shortages or surpluses of product inventory. If we experience any manufacturing problems, we may experience delays in the shipment of our products. Our failure to effectively manage our manufacturing process may prevent us from meeting production schedules, minimizing manufacturing costs, maintaining quality requirements or completing product sales.

In addition, our products are intricate and technically complex. As a result, deficiencies in our design and manufacturing process may result in significant warranty exposure. Our products generally carry a one-year warranty against defects in materials and workmanship. We will be responsible for all claims, actions, damages, liens, liabilities and costs for all product field actions, returns and defects attributable to manufacturing. Although we have established accruals for the liability associated with product warranties, any unforeseen warranty exposure could increase our expenses and impair our operating results.

Our reliance on a single manufacturing facility may impair our ability to respond to natural disasters or other unforeseen catastrophic events.

Our sole manufacturing facility is located in a single building in Bothell, Washington. Despite precautions taken by us, a natural disaster such as an earthquake or other unanticipated catastrophic events at this building could significantly impair our ability to manufacture our products and operate our business. Our facility and certain manufacturing equipment would be difficult to replace and could require substantial replacement lead-time. Such catastrophic events may also destroy any inventory of product or components. While we carry insurance for natural disasters and business interruption, the occurrence of such event could result in losses that exceed the amount of our insurance coverage, which would impair our financial results.

If our products do not perform as expected, we could experience lost revenue, delayed or reduced market acceptance of our products, increased costs and reputational damage.

Our success depends on the market's confidence that we can provide reliable, high quality medical devices. Our customers are particularly sensitive to product defects and errors because of the use of our products in clinical medical practice. Our reputation and the public image of our products may be impaired for any of the following reasons:

..  failure of products to perform as expected;

..  a perception that our products are difficult to use; and

..  litigation concerning the performance of our products or our technology.

Even after any underlying problems are resolved, any manufacturing defects or performance errors in our products could result in lost revenue, delay in market acceptance, damage to our reputation, increased service and warranty costs and claims against us.

We have a history of losses, we expect future losses and we may never be profitable.

We have incurred net losses in each quarter since we commenced operations. As of December 31, 2001, we had an accumulated deficit of approximately $77.9 million. We expect to incur additional losses over the next several quarters, and these losses may increase if we cannot increase or sustain our revenue. Our revenue from product sales has been insufficient to cover our expenses, and we expect that our operating expenses will substantially increase in the foreseeable future as we expand our sales and marketing

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                                                                             9

Risk factors
--------------------------------------------------------------------------------

infrastructure, our manufacturing capability and possibly our product development activities. Our expansion efforts, to be successful, may require more funding than we currently anticipate. Accordingly, we will need to generate significant additional sales revenue in the future before we will be able to achieve and maintain profitability. If we cannot generate such revenue, we may never be profitable. Even if we do become profitable, we may be unable to sustain or increase future profitability on a quarterly or annual basis. If we fail to do so, the market price for our common stock will likely fall.

A failure to manage our growth could impair our ability to achieve our business objectives.

We have experienced rapid growth since our inception as a stand-alone company. Our sales revenue increased from $10.2 million in 1999 to $32.0 million in 2000 and $45.7 million in 2001. During 2001, we increased the number of our sales representatives in the United States from 26 to 51, introduced two new products to the market and began expanding our operations in Europe. We expect continued significant growth in all areas of operations as we continue to develop, manufacture, market and sell our products. Our growth could strain our existing management, operational and financial resources. In order to manage our growth effectively, we will need to expand our manufacturing and quality assurance staff, our sales staff and our manufacturing capabilities. In addition, we will need to improve the productivity and efficiency of our existing operational, financial and management resources and information systems. We may be unable to hire and retain the personnel necessary to operate and expand our business. We also may be unable to increase the productivity and efficiency of our existing resources. If we fail to timely improve or augment our existing resources in response to our growth, we may be unable to effectively manage our business and achieve our objectives.

Our strategy of expanding and maintaining our domestic sales force may fail to generate a substantial increase in sales.

We began direct sales of our products in the United States in February 2000 with a sales force comprised of sonographers with little direct sales experience. Since then, we have nearly doubled the size of our direct sales force in the United States by supplementing our sonographers with trained professional sales people. We expect to continue expanding our domestic sales force to add clinical application specialists, including cardiology product specialists, in an effort to improve our sales efficiency and reach new markets. This expansion will require extensive training efforts, substantial management attention and a substantial increase in sales and marketing expenses. Despite our expenditures and efforts, we may not successfully expand our market penetration or generate a substantial increase in sales.

Our limited financial resources may impair our ability to market our products effectively and may limit our product sales.

Marketing is critical to generate awareness of our products and promote the new uses of ultrasound that our products enable. Our marketing efforts must overcome the marketing efforts of our competitors, as well as the resistance that may be shown by both existing and new ultrasound users. We have incurred and will continue to incur significant expenditures for a range of marketing efforts, including attendance at trade shows, direct mail solicitations and print advertising. If our limited financial resources impair our marketing budget, we may be unable to generate sufficient brand awareness to positively impact product sales. This lack of brand awareness may result in delayed or reduced market acceptance of our products and may limit our product sales.

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10

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Risk factors
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If our operating results fluctuate and fall below expectations of securities analysts and investors, our stock price may fall and you may lose some or all of your investment.

Our operating results have fluctuated in the past, and we expect these fluctuations to continue in the foreseeable future. Many factors affecting our quarterly operating results are outside our control, including:

..  product and price competition;

..  global economic conditions;

..  performance of our third-party distributors;

..  year-end customer budget constraints and other customer buying patterns; and

..  changes in component cost and availability.

Other factors are difficult to control, including:

..  demand for our products;

..  estimating appropriate manufacturing levels for forecasted sales;

..  inventory management and obsolescence;

..  performance of our direct sales and distribution channels;

..  development of new and enhanced products;

..  product introductions and commercializations; and

..  timing and magnitude of our expenses.

A negative fluctuation of our operating results could run contrary to the expectations of securities analysts or investors, which may reduce the market price of our stock and cause a loss of some or all of your investment.

Our creation, maintenance and expansion of direct sales and distribution operations in Europe will burden our resources and may fail to generate a substantial increase in sales.

We have historically relied on third-party distributors to sell our products in Europe. We recently commenced operations in the United Kingdom, Germany and France to sell our products directly in each of those countries. We expect to expand our European direct sales operations in the future. Establishing, maintaining and expanding these operations will require us to:

..  substantially increase our costs of operations;

..  temporarily divert existing management resources;

..  establish an efficient and self-reliant local infrastructure;

..  attract, hire and train qualified local sales and administrative personnel;

..  comply with additional local regulatory requirements; and

.. expand our information, financial, distribution and control systems to manage expanded global operations.

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                                                                             11

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Risk factors
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Our movement into Europe will require substantial financial and management resources. The costs of this expansion are unpredictable, difficult to control and may exceed budgeted amounts. Despite our expenditures and efforts, we may not generate a substantial increase in European sales revenue, which would impair our operating results.

Our foreign sales revenue is subject to currency fluctuation and other risks associated with doing business outside the United States.

The percentage of our sales revenue originating outside the United States equaled 48% in 2001 and 53% in 2000. Of this foreign sales revenue, approximately 35% originated in Japan in 2001 and 49% in 2000. Our revenue from international sales may be adversely affected by any of the following risks:

..  currency rate fluctuations;

..  reduced protection for intellectual property rights;

.. longer receivables collection periods and greater difficulty in receivables collection;

..  localizing products for foreign markets; and

.. compliance with export laws, including license requirements, trade restrictions and tariff increases.

As of December 31, 2001, 58% of our outstanding accounts receivable balance was from international customers. Our distributor in Japan was indebted to us for approximately $4.3 million, representing 28% of our outstanding accounts receivable balance. In addition, approximately 4% of our outstanding receivables was from a single customer in Argentina who was indebted to us for $626,000. We regularly review our receivable position in foreign countries for any indication that collection may be at risk. For example, due to current economic events in Argentina, including the decision to allow the Argentine peso to float against the US dollar, we recorded an additional allowance of $188,000 on an account in Argentina during the fourth quarter, and we may be required to write off some or all of our Argentine receivables.

Our foreign distributors may be unwilling or unable to devote sufficient resources to market and sell our products, which could delay or reduce market acceptance and sales of our products outside the United States.

We currently depend on foreign distributors to help promote market acceptance and demand for our products in countries in which we do not have a direct sales force. For example, sales to our distributor in Japan, Olympus, represented 17% of our revenue in 2001. Foreign distributors that are in the business of distributing other medical products may not devote the resources and support required within these countries to generate awareness of our products and grow or maintain product sales. If these distributors are unwilling or unable to market and sell our products, we could experience delayed or reduced market acceptance and sales of our products outside the United States.

The loss of any principal member of our management team or scientific staff, on whom we rely heavily, could impair our ability to compete.

Our success depends heavily on our ability to retain the services of the principal members of our management and scientific staff. Competition among medical device companies for qualified employees is intense. We may fail to retain these key employees, and we may fail to attract qualified replacements if they do leave. We do not maintain key-person insurance on any of our employees. We do not have employment agreements with any of our employees. The loss of any of our key employees could significantly delay or prevent the achievement of our scientific or business objectives.

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12

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Risk factors
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RISKS RELATED TO OUR INTELLECTUAL PROPERTY

If we are unable to protect and enforce our intellectual property rights, we may be unable to compete effectively.

Much of our value arises out of our proprietary technology and intellectual property for the design, manufacture and use of hand-carried ultrasound imaging devices. Our success and ability to compete effectively depend on our ability to protect our proprietary information. We rely on patent, copyright, trade secret and trademark laws to protect our proprietary technology and limit the ability of others to compete with us using the same or similar technology.

We currently hold five patents relating to the weight of digital beamformers, beamforming capabilities, digital conversion circuitry, transceiver circuitry and circuit integration. Additionally, we have a license from our former parent, ATL, to use certain ATL technology and ATL technological developments in our hand-carried products. This license is exclusive through April 5, 2003, and nonexclusive after that date. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to, and the distribution of, our product designs, documentation and other proprietary information, as well as the designs, documentation and other information that we license from others.

Our efforts afford only limited protection and may not adequately protect our rights to the extent necessary to sustain any competitive advantage we may have. Despite our efforts to protect our intellectual property, we may experience:

..  unauthorized use of our technology by competitors;

.. independent development of the same or similar technology by a competitor, coupled with a lack of enforceable patents on our part;

..  failure of our pending patent applications to result in issued patents;

.. successful interference actions to our patents or successful oppositions to our patents and patent applications;

.. unauthorized disclosure or use of our proprietary information by former employees or affiliates; and

.. failure by our commercial partners to comply with their obligations to share technology or use our technology in a limited manner.

Policing unauthorized use of our intellectual property will be difficult and may be cost-prohibitive. We may fail to prevent misappropriation of our technology, particularly in countries where the laws may not protect our proprietary rights to the same extent as the laws of the United States. If we cannot prevent other companies from using our proprietary technology or if our patents are found invalid or otherwise unenforceable, we may be unable to compete effectively against other manufacturers of ultrasound devices, which could decrease our market share.

If we are involved in intellectual property claims and litigation, the proceedings may divert our resources and subject us to significant liability for damages, substantial litigation expense and the loss of our proprietary rights.

In order to protect or enforce our patent rights, we may initiate patent litigation. In addition, others may initiate patent litigation against us. We may become subject to interference proceedings conducted in patent and trademark offices to determine the priority of inventions. There are numerous issued and pending patents in the medical device field. The validity and breadth of medical technology patents may

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                                                                             13

Risk factors
--------------------------------------------------------------------------------

involve complex legal and factual questions for which important legal principles may remain unresolved. In addition, because patent applications can take many years to result in issued patents and are maintained in confidence by the US Patent and Trademark Office while pending, there may be currently pending applications of which we are unaware, which may later result in issued patents that our products may infringe. There could also be existing patents of which we are not aware that one or more of our products may infringe. Litigation may be necessary to:

..  assert or defend against claims of infringement;

..  enforce our issued and licensed patents;

..  protect our trade secrets or know-how; or

.. determine the enforceability, scope and validity of the proprietary rights of others.

We may become involved in the defense and prosecution, if necessary, of intellectual property suits, patent interferences, opposition proceedings and other administrative proceedings. For example, on July 24, 2001, Neutrino Development Corporation filed a complaint against us, which alleged that our sale and manufacture of our hand-carried ultrasound devices infringed upon a patent held by Neutrino. We responded to the claim, asserting alternative defenses of noninfringement and patent invalidity. In addition, we filed a counterclaim seeking a declaratory judgment of noninfringement and invalidity regarding Neutrino's patent. We also defeated Neutrino's request for a preliminary injunction preventing us from manufacturing and selling our products for the duration of the litigation. On February 20, 2002, in what is known as a "Markman" hearing, the parties presented their arguments regarding the proper construction of Neutrino's patent claims. The court has not yet ruled on the issues presented in that hearing, and may issue a ruling at any time. Although we continue to vigorously defend ourselves against this claim, this litigation may result in an adverse judgment against us. We have been forced to incur substantial expenses in defense of this claim, and we expect to incur additional substantial litigation expenses until the claim is resolved.

Our involvement in intellectual property claims and litigation could:

..  divert existing management, scientific and financial resources;

..  subject us to significant liabilities;

.. allow our competitors to market competitive products without obtaining a license from us;

..  cause product shipment delays and lost sales;

.. require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all; or

.. force us to discontinue selling or modify our products or to develop new products.


RISKS RELATED TO OUR INDUSTRY

If healthcare reimbursement practices or reform restricts coverage available to our customers for the use of our products, we may experience limited market acceptance of our products.

Market acceptance of our products depends in part on the extent to which our customers will receive reimbursement for our products from governmental authorities, private health insurers and other third-party payors. The continuing efforts of governmental, private health insurers and other third-party payors to contain or reduce the costs of healthcare through various means may limit market acceptance of our products. Increasing efforts by governmental and third-party payors, such as Medicare, private

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14

Risk factors
--------------------------------------------------------------------------------

insurance plans and managed care organizations, to contain or reduce healthcare costs may affect our ability to market our current products, commercialize our potential products and become profitable. Reimbursement coverage, if available, may not be adequate to enable us to achieve market acceptance of our products. In addition, we believe that third-party payors will attempt to reduce healthcare costs by limiting both coverage and level of reimbursement for new products cleared by the FDA or comparable foreign agencies. Our products enable new kinds of medical procedures involving novel ultrasound applications. The efforts of government and third-party payors to contain or reduce the cost of healthcare could restrict physicians' and other healthcare providers' willingness to select our products and implement new ultrasound procedures, which could delay or reduce market acceptance of our products.

Additionally, there has been and will continue to be a number of federal and state proposals to implement government controls on pricing. The existence and adoption of these proposals could affect our ability to successfully market our current products and commercialize new products.

Compliance with governmental regulation of our business could be costly and time-consuming, and could prevent us from introducing new products in a timely manner.

Our products, our manufacturing activities and the manufacturing activities of our third-party medical device manufacturers are subject to extensive regulation by a number of governmental agencies, including the FDA and comparable international agencies. Our third-party manufacturers and we are or will be required to:

.. obtain prior clearance or approval from these agencies before we can market and sell our products;

..  undergo rigorous inspections by domestic and international agencies; and

..  satisfy content requirements for all of our sales and promotional materials.

Compliance with the regulations of these agencies, including the Environmental Protection Agency and the Occupational Safety and Health Administration, may require us to incur substantial costs and may delay or prevent the introduction of new or improved products. We may be subject to fines, sanctions, including the temporary or permanent suspension of operations, product field actions, criminal prosecution and marketing restrictions, if we fail to comply with the laws and regulations pertaining to our business. Our third-party medical device manufacturers may also be subject to the same sanctions and, as a result, may fail to supply us with components required to manufacture our products.

Product liability and other claims and product field actions could increase our costs, delay or reduce our sales and damage our reputation, which could significantly impair our financial condition.

The sale and support of our products entail the risk of product liability, malpractice or warranty claims, including those based on claims that the use or failure of one of our products resulted in a misdiagnosis or harm to a patient. Although to date we have not been involved in any medical malpractice or product liability litigation, we may incur significant liability if such litigation were to occur. We may also face adverse publicity resulting from a product field action or a liability claim against us. Although we currently maintain liability insurance, any product liability we incur may exceed our insurance coverage. Liability insurance is expensive and may cease to be available on acceptable terms, if at all. A product liability or other claim or product field action not covered by our insurance or exceeding our coverage could significantly impair our financial condition. In addition, a product field action or a liability claim against us could significantly harm our reputation and make it more difficult to obtain the funding and commercial relationships necessary to maintain our business.

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                                                                             15

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Risk factors
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RISKS RELATED TO THE CAPITAL MARKETS AND DILUTION

If our stock price continues to be volatile, your shares may decline in value.

The market price for our common stock, as well as for securities of emerging growth companies generally, has been volatile in the past and is likely to continue to be volatile. If you decide to purchase our shares, you may be unable to resell them at or above the price you paid due to a number of factors, many of which are beyond our control, including:

.. the difference between quarterly operating results and those expected by investors or securities analysts;

..  changes in earnings estimates by analysts;

..  the loss of significant orders;

.. announcements of technological innovations or new products by our competitors;

..  changes in the structure of healthcare financing and payment systems;

..  general conditions in the medical industry or global economy;

..  a lack of liquidity in the market for our stock; and

..  significant sales of our common stock by one or more of our shareholders.

Our future capital-raising activities could involve the issuance of equity securities, which would dilute your investment and could result in a decline in the trading price of our common stock.

To meet our long-term funding requirements, we may sell securities in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for additional capital at that time. Furthermore, we may enter into financing transactions at prices that represent a substantial discount to market price. Raising funds through the issuance of equity securities will dilute the ownership of our existing shareholders. A negative reaction by investors and securities analysts to any sale of our equity securities could result in a decline in the trading price of our common stock.

ADDITIONAL RISKS RELATED TO OUR BUSINESS OPERATIONS

If we incur tax liability in connection with our spin-off from ATL, we would be required to pay a potentially significant expense, which would diminish our financial resources.

Our spin-off was treated by ATL as a tax-free spin-off under Section 355 of the Internal Revenue Code of 1986. If, however, ATL were to recognize taxable gain from the spin-off, the Internal Revenue Service could impose that liability on any member of the ATL consolidated group as constituted prior to the spin-off, including us. ATL agreed to cover 85% of any such liability, unless the tax is imposed due to our actions solely or by ATL solely, in which case, we have agreed with ATL that the party who is solely at fault shall bear all of the tax liability. ATL may refuse to indemnify us or may argue that it did not cause the tax liability to be imposed. In such event, we may incur a significant expense for all or a portion of taxes related to the spin-off.

If our expenses exceed our revenue and we fail to obtain timely additional financing, we could experience delays or reductions in our product development and sales efforts, which would impair our operating results.

To date, our revenue has been insufficient to cover the expenses of our operations. Our future revenue may continue to be insufficient to support the expenses of our operations and the expansion of our

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Risk factors
--------------------------------------------------------------------------------

business. We may therefore need additional equity or debt capital to finance our operations as we develop our products and expand our sales. To date, our capital requirements have been met primarily by the sale of equity, sales revenue and contributions by ATL in connection with our spin-off. ATL has no further obligations to provide us with funding, and we do not expect any future funding from this source. Therefore, if we require additional financing, we would need to explore other sources of financing, including public equity or debt offerings, private placements of equity or debt and collaborative or other arrangements with corporate partners. Financing may be unavailable when needed or may be unavailable on acceptable terms. If we fail to obtain financing, we may be required to delay, reduce or eliminate some or all of our research and development and sales and marketing efforts, and our business could fail.

The concentrated ownership of our common stock could delay or prevent a change of control, which could cause a decline in the market price of our common stock.

As of December 31, 2001, our executive officers, directors and affiliated entities together beneficially owned approximately 5% of the outstanding shares of our common stock. Four other shareholders owned in the aggregate approximately 42.0% of the outstanding shares of our common stock. Among these shareholders, the State of Wisconsin Investment Board, or SWIB, owned approximately 17.2% of the outstanding shares of our common stock and WM Advisors owned approximately 11.6%. As a result, these shareholders or any other concentrated owner may be able to exert significant influence over all matters requiring shareholder approval, including the election of directors, matters relating to the attraction and retention of employees, and approval of significant corporate transactions that could include certain matters relating to future financing arrangements and unsolicited tender offers. This concentration of ownership may delay, deter or prevent a third party from acquiring control over us at a premium over the then-current market price of our common stock, which could result in a decrease in our stock price.

Our restated articles of incorporation, our bylaws, Washington law and some of our agreements contain provisions that could discourage a takeover and prevent shareholders from receiving a premium for their shares.

There are provisions in our restated articles of incorporation, our bylaws and Washington law that make it more difficult for a third party to obtain control of us, even if doing so would be beneficial to our shareholders. Additionally, our acquisition may be made more difficult or expensive by the following:

.. change of control provisions in our license agreement with ATL, which require us to pay ATL:

 . $150 million if, prior to April 6, 2003, any single person or entity obtains, directly or indirectly, voting control of a majority of our common stock or the power to elect our entire board of directors; or

 . $75 million if, at any time between April 6, 2003 and April 6, 2006, any single person or entity engaged in the medical diagnostic imaging business, other than through the sale or manufacture of our products, obtains, directly or indirectly, voting control of a majority of our common stock or the power to elect our entire board of directors;

..  our shareholder rights agreement, which is sometimes called a "poison pill";
   and

.. acceleration provisions in benefit plans and change-in-control agreements with our employees.

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Forward-looking statements

Our disclosure and analysis in this prospectus and the documents incorporated by reference, including the documents listed below in the section entitled "Where you can find more information," contain forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our plans, objectives, expectations and intentions and other statements that are not historical facts. Words such as "believe," "anticipate," "expect" and "intend" may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties, and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described in the section entitled "Risk factors" in this prospectus.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC after the date of this prospectus.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $57.8 million, assuming a public offering price of $22.95 per share and after deducting underwriting discounts and commissions and the estimated expenses of this offering. If the underwriters exercise their overallotment option in full, the net proceeds to us will be approximately $66.5 million. We intend to use the proceeds for working capital and general corporate purposes. These general corporate purposes include expenditures that we will incur to execute our strategy, and may include:

.. increased spending on specific marketing efforts to expand physicians' awareness of our products as well as the new uses of ultrasound that our products enable;

.. increased spending on our general sales and marketing activities in response to new or increased competition in the hand-carried ultrasound device market;

.. efforts to accelerate our existing product development, either in response to increased competition or for other reasons;

.. protection of our intellectual property, including enforcement of our patents and defense of patent litigation brought against us;

.. expansion of our manufacturing capacity in response to any increased demand for our products or a desire to bring component manufacture in-house; and

..  potential acquisitions of complementary technologies and businesses.

Pending any of these uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. We will retain broad discretion in allocating the net proceeds of this offering.

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Capitalization

The following table sets forth our capitalization as of December 31, 2001:

..  on an actual basis; and

.. on an as adjusted basis to give effect to the sale of the 2,700,000 shares of common stock offered by us, at the assumed public offering price of $22.95 per share and after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us.

                                                             As of December 31, 2001
                                                             -----------------------
                                                                Actual  As adjusted
------------------------------------------------------------------------------------
                                                                 (in thousands)
Cash and cash equivalents...................................  $ 33,116     $ 90,873
                                                              ========     ========
Long-term obligations and debt, net of current portion......  $    185     $    185
                                                              --------     --------
Shareholders' equity
  Preferred stock, $1.00 par value; 6,000,000 shares
   authorized; none issued and outstanding..................         -            -
  Common stock, $0.01 par value; 50,000,000 shares
   authorized; 11,363,231 issued and outstanding,
   actual; 14,063,231 issued and outstanding, as adjusted...       114          141
Additional paid-in capital..................................   133,470      191,200
Accumulated deficit.........................................   (77,901)     (77,901)
Accumulated other comprehensive loss........................         -            -
                                                              --------     --------
   Total shareholders' equity...............................    55,683      113,440
                                                              --------     --------
   Total capitalization.....................................  $ 55,868     $113,625
                                                              ========     ========

The table above should be read in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and excludes:

.. 2,621,188 shares of common stock issuable upon exercise of options outstanding as of December 31, 2001 at a weighted average exercise price of $14.49 per share, of which options to purchase 1,025,956 shares were exercisable; and

.. 369,662 shares available for future grant under our equity incentive plans as of December 31, 2001.

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Market price of common stock

Our common stock is traded publicly through the Nasdaq National Market under the symbol "SONO." The following table presents quarterly information on the price range of our common stock. This information indicates the high and low sales prices reported by the Nasdaq National Market. These prices do not include retail markups, markdowns or commissions.

                                                    Common stock price
                                                    ------------------
                                                         High      Low
         -------------------------------------------------------------
         Fiscal year ended December 31, 2000
          First quarter............................ $37.25    $21.88
          Second quarter...........................  35.13     18.63
          Third quarter............................  35.13     17.00
          Fourth quarter...........................  21.06     12.00

         Fiscal year ended December 31, 2001
          First quarter............................  17.38      8.38
          Second quarter...........................  20.00     10.50
          Third quarter............................  27.85     14.65
          Fourth quarter...........................  27.50     17.99

         Fiscal year ended December 31, 2002
          First quarter (through February 21, 2002)  28.01     21.70

On February 21, 2002, the last reported sales price of our common stock was $22.95 per share, and there were approximately 3,664 shareholders of record of our common stock.

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

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Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value at December 31, 2001 was approximately $55.7 million, or $4.90 per share of common stock. Net tangible book value per share is equal to our total tangible assets minus total liabilities divided by the number of shares of common stock outstanding at December 31, 2001. Assuming a public offering price of $22.95 per share, after giving effect to the sale of the 2,700,000 shares of common stock offered by this prospectus and deducting underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value would have been approximately $113.4 million, or $8.07 per share of common stock. This represents an immediate increase in net tangible book value of $3.17 per share to existing shareholders and an immediate dilution of $14.88 per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed public offering price per share........................             $22.95
 Net tangible book value per share at December 31, 2001........ $   4.90
 Increase per share attributable to new investors..............     3.17
                                                                --------
Pro forma net tangible book value per share after this offering               8.07
                                                                            ------
Dilution per share to new investors............................             $14.88
                                                                            ======

If the underwriters exercise their over-allotment option in full, there will be an increase in pro forma net tangible book value to $8.44 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $14.51 per share to new investors.

The number of shares of common stock outstanding used for existing shareholders in the table above is based on shares outstanding as of December 31, 2001 and excludes:

.. 2,621,188 shares of common stock issuable upon exercise of options outstanding as of December 31, 2001, at a weighted average exercise price of $14.49 per share, of which options to purchase 1,025,956 shares were exercisable; and

.. 369,662 shares available for future grant under our equity incentive plans as of December 31, 2001.

--------------------------------------------------------------------------------
                                                                             21

--------------------------------------------------------------------------------


Underwriting

We and the underwriters for this offering named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC and Deutsche Banc Alex. Brown Inc. are the representatives of the underwriters.

                                                                   Number of
   Underwriters                                                       Shares
   ----------------------------------------------------------------------------
   UBS Warburg LLC................................................
   Deutsche Banc Alex. Brown Inc..................................
                                                                   ---------
      Total....................................................... 2,700,000
                                                                   =========

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to purchase up to an additional 405,000 shares from us at the public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to 405,000 additional shares.

                                                       No Exercise Full Exercise
--------------------------------------------------------------------------------
Per share............................................. $           $
   Total.............................................. $           $

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $490,000.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up
to $      per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers
or dealers at a discount of up to $      per share from the public offering
price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

We and each of our directors and executive officers have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of UBS Warburg LLC.

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. These transactions may also include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Short sales may be either "covered short sales" or "naked short

--------------------------------------------------------------------------------
22

Underwriting
--------------------------------------------------------------------------------

sales." Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on the Nasdaq National Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

We have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect thereof.

UBS Warburg LLC, an underwriter in this offering, has in the past provided and may in the future from time to time provide investment banking and other services to us, including the provision of certain advisory services.

--------------------------------------------------------------------------------
                                                                             23

--------------------------------------------------------------------------------


Where you can find more information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. The SEC's website contains reports, proxy statements and other information regarding issuers, such as SonoSite, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

Incorporation of certain documents by reference

The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with the SEC. Any information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference into this prospectus the information contained in documents listed below, which is considered to be a part of this prospectus:

.. Our annual report on Form 10-K for the year ended December 31, 2001, which contains audited consolidated financial statements for the most recent fiscal year for which we have filed audited consolidated financial statements;

.. The description of our common stock contained in our registration statement on Form 10 filed on February 13, 1998, and two amendments to such Form 10 filed on March 19, 1998 and March 31, 1998, under Section 12(g) of the Securities Exchange Act of 1934, or Exchange Act; and

.. All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2001.

We also incorporate by reference all documents we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the filing of a post-effective amendment that indicates that the securities offered by this prospectus have been sold or that deregisters the securities covered by this prospectus then remaining unsold. The information contained in any such filings will be deemed the to be a part of this prospectus, commencing on the dates on which the documents are filed.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address.

                                SonoSite, Inc.
                               Michael J. Schuh
                             21919 - 30th Drive SE
                        Bothell, Washington 98021-3904
                                (425) 951-1200

--------------------------------------------------------------------------------
24

--------------------------------------------------------------------------------


Legal matters

Various legal matters with respect to the validity of the shares of common stock offered by this prospectus will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, Seattle, Washington. Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with this offering.

Experts

Our consolidated financial statements and schedule as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference into this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, which is also incorporated by reference into this prospectus, and upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
                                                                             25

                             [LOGO] SONOSITE, INC.

--------------------------------------------------------------------------------


PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

The following table lists the costs and expenses payable by the registrant in connection with the sale of the common stock covered by this registration statement. All amounts are estimates except for the SEC registration fee, the Nasdaq additional listing fee and the NASD fee.

        SEC registration fee.................................. $  6,596
        Nasdaq additional listing fee.........................   17,500
        NASD fee..............................................    7,669
        Printing and engraving expenses.......................   72,000
        Legal fees and expenses...............................  300,000
        Accounting fees and expenses..........................   75,000
        Miscellaneous fees and expenses.......................   11,235
                                                               --------
           Total.............................................. $490,000
                                                               ========

Item 15.  Indemnification of Directors and Officers

Article VI of the registrant's Restated Articles of Incorporation provides that the registrant may indemnify and hold harmless to the fullest extent provided by the Washington Business Corporation Act, or the WBCA, or other applicable law, each person who was or is made a party to or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any actual or threatened action, suit or other proceeding, whether civil, criminal, derivative, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the registrant or, being or having been such a director, officer, employee or agent, he or she is or was serving at the request of the registrant as a director, officer, employee, agent, trustee or in any other capacity of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action or omission in an official capacity or in any other capacity while serving as a director, officer, employee, agent, trustee or in any other capacity, against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, Employee Retirement Income Security Act of 1974 excise taxes or penalties and amounts to be paid in settlement) actually or reasonably incurred or suffered by such person in connection therewith. Such indemnification may continue as to a person who has ceased to be a director, officer, employee or agent of the registrant and shall inure to the benefit of his or her heirs and personal representatives.

The registrant may pay the expenses of a director, officer, employee or agent of the registrant incurred in defending any such proceeding in advance of the final disposition of any such proceeding; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made to or on behalf of a director, officer, employee or agent only upon delivery to the registrant of (a) an undertaking, by or on behalf of such director, officer, employee or agent, to repay all amounts so advanced if it shall ultimately be determined that such director, officer, employee or agent is not entitled to be indemnified under the registrant's Restated Articles of Incorporation or otherwise, which undertaking may be unsecured and may be accepted without reference to financial ability to make repayment and (b) a written confirmation by such director, officer, employee or agent of his or her good-faith belief that he or she has met the standard of conduct in the WBCA.

--------------------------------------------------------------------------------
                                                                           II-1

PART II
--------------------------------------------------------------------------------


No indemnification shall be provided under the registrant's Restated Articles of Incorporation to any such person if the registrant is prohibited by the nonexclusive provisions of the WBCA or other applicable law as then in effect from paying such indemnification. The WBCA (Sections 23B.08.500 through 23B.08.600 of the Revised Code of Washington) authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities arising under the Securities Act.

The WBCA includes a provision (Section 23B.08.320 of the Revised Code of Washington) that permits a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for his or her acts or omissions as a director, except in certain circumstances involving intentional misconduct, self-dealing or illegal corporate loans or distributions, or any transaction from which the director personally benefits. Article V of the registrant's Restated Article of Incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.

In addition, the registrant maintains an insurance policy insuring its directors and officers for certain acts or omissions while acting in their official capacities.

Item 16.  Exhibits


 1.1 Underwriting Agreement *

 5.1 Form of opinion of Orrick, Herrington & Sutcliffe LLP, counsel to the registrant, regarding the legality of the common stock being registered

23.1 Consent of KPMG LLP, Independent Auditors

23.2 Consent of Orrick, Herrington & Sutcliffe LLP (contained in Exhibit 5.1)

24.1 Power of attorney (contained on signature page)

--------
*  To be filed by amendment.

Item 17.  Undertakings

    A. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

    B.  The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

--------------------------------------------------------------------------------
II-2

PART II
--------------------------------------------------------------------------------


       (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bode fide offering thereof.

       (3) For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement that is deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

--------------------------------------------------------------------------------
                                                                           II-3

--------------------------------------------------------------------------------


Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the city of Seattle, state of Washington, on the 22nd day of February, 2002.

                                          SONOSITE, INC.

                                          By /S/  KEVIN M. GOODWIN
                                            -----------------------------------
                                             Kevin M. Goodwin
                                             President and Chief Executive
                                             Officer

                               POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Kevin M. Goodwin and Michael J. Schuh, or either of them, his attorney-in-fact, for him in any and all capacities, to sign any amendments to this registration statement, including any and all post-effective amendments and amendments thereto and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that the attorney-in-fact, or his or her substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on the 22nd day of February, 2002.

          Signature                                   Title
          ---------                                   -----

    /S/  KEVIN M. GOODWIN      President, Chief Executive Officer and Director
------------------------------   (Principal Executive Officer)
       Kevin M. Goodwin

    /S/  MICHAEL J. SCHUH      Vice President-Finance, Chief Financial Officer and
------------------------------   Secretary (Principal Financial and Accounting
       Michael J. Schuh          Officer)

     /S/  KIRBY L. CRAMER      Chairman of the Board
------------------------------
       Kirby L. Cramer

    /S/ EDWARD V. FRITZKY      Director
------------------------------
      Edward V. Fritzky

/S/  STEVEN R. GOLDSTEIN, M.D. Director
------------------------------
  Steven R. Goldstein, M.D.

      /S/  ERNEST MARIO        Director
------------------------------
     Ernest Mario, Ph.D.

--------------------------------------------------------------------------------
II-4

Signatures
--------------------------------------------------------------------------------

           Signature                                   Title
           ---------                                   -----

 /S/  WILLIAM G. PARZYBOK, JR.   Director
--------------------------------
    William G. Parzybok, Jr.

  /S/  JEFFREY PFEFFER, PH.D.    Director
--------------------------------
     Jeffrey Pfeffer, Ph.D.

  /S/  JACQUES SOUQUET, PH.D.    Director
--------------------------------
     Jacques Souquet, Ph.D.

/S/  RICHARD S. SCHNEIDER, PH.D. Director
--------------------------------
  Richard S. Schneider, Ph.D.

   /S/  DENNIS A. SARTI, M.D.    Director
--------------------------------
     Dennis A. Sarti, M.D.


--------------------------------------------------------------------------------
                                                                           II-5

--------------------------------------------------------------------------------


Exhibit index

Exhibit
Number
-------------------------------------------------------------------------------------------------------

  1.1   Underwriting Agreement *

  5.1   Form of opinion of Orrick, Herrington & Sutcliffe LLP, counsel to the registrant, regarding the legality of the common stock being registered

 23.1   Consent of KPMG LLP, Independent Auditors

 23.2   Consent of Orrick, Herrington & Sutcliffe LLP (contained in Exhibit 5.1)

 24.1   Power of attorney (contained on signature page)

--------
*  To be filed by amendment.

--------------------------------------------------------------------------------